UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company)

GAS TRANSPORTER OF THE SOUTH INC.
(Translation of Registrant’s Name into English)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Names of Persons Filing Statement)

Ordinary Class B Shares par value 1 peso (“Class B Shares”) and American Depositary Shares, each representing rights to five Class B Shares (“ADS”)
(Title of Class of Securities)

Ordinary Class B Shares (ISIN ARP9308R1039)
American Depositary Shares (893870204)
(CUSIP Number of Class of Securities)

Leandro Pérez Castaño
Tel.: (+54 11) 4865-9050 Ext. 1093
Don Bosco 3672
5th Floor
C1206ABF, City of Buenos Aires
Argentina

Copy to:

Robert S. Risoleo
1700 New York Ave. NW, Suite 700
Washington, DC 20006
(202) 956-7500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

 X

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction:

Translation of a material fact filed with the Comisión Nacional de Valores, Bolsa de Comercio de Buenos Aires and Mercado Abierto Electrónico on December 22, 2016.

IMPORTANT INFORMATION FOR SECURITY HOLDERS

On July 27, 2016, Transportadora de Gas del Sur S.A. (“TGS”) was informed of the mandatory tender offer for Class B common shares (the “Class B Shares”) of nominal value of one (Ps. 1) argentine peso and one vote per share issued by TGS, up to 24.5% of TGS capital stock, to be carried out by WST S.A., PCT LLC and Grupo Inversor Petroquímica S.L. (the “Offerors”), under the provisions of Section 87 et seq. of Argentine Law 26831 of Capital Markets (the “Local Offer”).

On December 22, 2016, Offerors formally notified TGS that they would be launching a tender offer in the United States for: (i) Class B Shares issued by TGS and owned by U.S. shareholders and (ii) American Depositary Shares (“ADS”) issued in the United States of America, each representative of five (5) Class B Shares (the “U.S. Offer”).

Offerors have not commenced the U.S. Offer yet. Upon commencement of the U.S. Offer, the Offerors will file with the Securities and Exchange Commission (“SEC”) a Tender Offer Statement on Schedule TO. Following commencement of the Offer, TGS will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. Holders of Class B Shares and ADSs are urged to read the Tender Offer Statement (including the offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when such documents become available, as they will contain important information about the U.S. Offer. Holders of Class B Shares and ADS will be able to obtain these documents once filed and become available free of charge from the SEC’s website at www.sec.gov.

This Schedule 14D-9 incorporates by reference the Form 6-K submitted to the SEC by TGS on December 27, 2016, which relates to the U.S. Offer.

Requests for copies of the Tender Offer Statement, the Schedule 14D-9 and other documents to be filed by TGS with the SEC may be made by written request to Leandro Pérez Castaño, telephone number (+54 11) 4865-9050 Ext. 1093 or e-mail to inversores@tgs.com.ar or from TGS’s website, http://www.tgs.com.ar/.